Exhibit 99.1

Exceed Company Ltd. Provides Update on Going Private Transaction

BEIJING, September 23, 2014 /PRNewswire/ — Exceed Company Ltd. (EDS) (“Exceed” or the “Company”), one of the leading domestic sportswear brands in China, today announced that the special committee of the board of directors of the Company is in discussions with Mr. Shuipan Lin (“Mr. Lin”), the Company's Chairman and Chief Executive Officer, regarding a proposed amendment to the Agreement and Plan of Merger (the “Merger Agreement”), dated December 2, 2013, by and among the Company, Pan Long Company Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Mr. Lin, and Pan Long Investment Holdings Limited, a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, either the Company or the Parent may terminate the Merger Agreement without payment of a termination fee if the merger is not consummated by the termination date of September 2, 2014 (the “Termination Date”). As of the date hereof, the Merger Agreement has not been terminated by either party. The proposed amendment would extend the Termination Date. The Company will provide a further update with respect to the proposed amendment and the timing of a reconvened shareholder meeting to approve the Merger Agreement once discussions with respect to the proposed amendment have been finalized and such amendment has been executed.

In addition, Mr. Lin has provided the special committee with the following updates regarding the availability of the financing contemplated to be received by Mr. Lin in order to fund the merger consideration:

•	Mr. Lin has been advised by Ms. Weixin Zhuang and Mr. Guomin Chen that Ms. Zhuang and Mr. Chen would not be able to make available to Mr. Lin by depositing in an overseas bank account designated by Mr. Lin the full amount of the loans to be extended in accordance with the terms of the Loan Agreements between Mr. Lin and each of Ms. Zhuang and Mr. Chen. In light of the foregoing, the parties terminated the Loan Agreements. In connection therewith, Mr. Lin returned that portion of the loans (in an aggregate amount of US$5 million) that had previously been deposited in Mr. Lin’s overseas bank account by Ms. Zhuang.

•	On September 5, 2014, in order to provide for financing to fund his equity commitment under the Equity Commitment Letter, Mr. Lin then entered into a loan agreement with Mr. Chunti Ding (the “Ding Loan Agreement”). Pursuant to the Ding Loan Agreement, Mr. Ding agreed to extend a term loan of US$15,000,000 bearing interest of 10% per annum to Mr. Lin.

•	On September 5, 2014, Mr. Lin and Mr. Ding terminated the Ding Loan Agreement. On the same day, Mr. Lin entered into a loan agreement with Ms. Xiuyu Chen (the “Chen Loan Agreement”). Pursuant to the Chen Loan Agreement, Ms. Chen agreed to extend a term loan of US$15,000,000 bearing interest of 9.5% per annum to Mr. Lin (the “Chen Loan”). According to the terms of the Chen Loan Agreement, the principal and interest of the Chen Loan will be repaid in lump sum in cash within two months after the closing of the merger contemplated by the Merger Agreement. The Chen Loan will be used by Mr. Lin to fund his equity commitment to purchase Parent securities pursuant to the Equity Commitment Letter.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on NASDAQ under the symbol “EDS”.

Forward-Looking Statements:

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. These forward-looking statements involve various risks and uncertainties. The forward-looking statements made in this announcement relate only to events, including the transactions contemplated by the Merger Agreement described above, or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

For further information, please contact:

Investor Relations

Exceed Company Ltd

Vivien Tai

+852 3975-8116

ir@xdlong.cn